

April 7, 2015

Via E-mail
Mr. Glenn A. Eisenberg
Chief Financial Officer
Laboratory Corporation of America Holdings
358 South Main Street
Burlington, NC   27215

**Re: Laboratory Corporation of America Holdings
            Form 10-K for the Year Ended December 31, 2014
            Filed February 26, 2015
            File No. 001-11353**

Dear Mr. Eisenberg:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52
Liquidity, Capital Resources and Financial Position, page 56
Operating Activities, page 57

1.   Your discussion and analysis of cash flows provided by operating activities merely recites the numerical information presented in the consolidated statements of cash flows. Please provide us with, and confirm to us that you will provide in future filings, a robust discussion and analysis of your operating cash flows that addresses material changes in these cash flows including the key drivers of changes in your operating cash flows. Also, please revise your discussion of your cash flows from operating, investing and financing activities to include a discussion of these cash flows for all periods that are presented in your consolidated statements of cash flows. Refer to Item 303 of Regulation S-K and FRC 501.13b.1 for additional guidance.

Consolidated Financial Statements, page F-1
Note 5. Joint Venture Partnerships and Equity Method Investments, page F-16

2.   On page 19 you disclose that Alberta Health Services (AHS) informed your Canadian partnership in October 2014 that it had selected a different provider to serve as its preferred proponent for laboratory services performed in Canada. You then disclose that the Canadian partnership subsequently submitted a vendor bid appeal in protest of the contract award. In view of this adverse event, please tell us how you assessed its effect on the partnership and its potential for impairment, if any. In doing so please tell us the following:

   • Describe the status of your bid appeal. If AHS has not already responded to you with its determination, tell us if AHS is required to respond to you by a prescribed date.
   • Provide us with your assessment of the near term prospects of the partnership. Tell us, in your opinion, the degree of probability that the contract award may be overturned in your favor, how you came to this conclusion and how this was factored into your consideration of any potential impairment of the Canadian partnership investment.
   • Given that it has been approximately 5 months since the partnership was notified it would not be the preferred proponent, tell us if there has been any deterioration in the operating results of the partnership during the subsequent 5 month period in comparison with prior periods.

   In addition, please explain your accounting basis for evaluating the potential impairment of your investment in this non-corporate partnership. Your response should explain both the method and significant assumptions used in evaluating this investment for potential impairment.

Note 8. Goodwill and Intangible Assets, page F-18

3.   In connection with the comment above, please tell us if any of the $635.4 million of Canadian licenses are associated with the Canadian partnership. If so, please tell us how you assessed those licenses for potential impairment after receiving notice in October 2014 that the partnership would not serve as the preferred proponent for AHS in Canada. Your response should explain both the method and significant assumptions used in your impairment analysis of these licenses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining